Mail Stop 4561

April 29, 2009

Scot W. Melland
Chief Executive Officer
Dice Holdings, Inc.
3 Park Avenue
New York, NY 10016

      Re: Dice Holdings, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2008
             File No. 001-33584

Dear Mr. Melland:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                    Sincerely,

                    /s/ Stephen Krikorian

                    Stephen Krikorian
                    Accounting Branch Chief